uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com


06016691

T[illegible] ge Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/11261

Date 4/IX.2006


SEC MAIL
PROCESSING
RECEIVED
SEP 08 2006
WASH, D.C.
213
SECTION

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. August 21, 2006 – August 30, 2006

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. August 21, 2006 – August 30, 2006.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

PROCESSED
SEP 11 2006
THOMSON
FINANCIAL

Enclosures:

1. Information on corporate actions dd. August 21, 2006 (payment of dividend for preference shares).
2. Information on corporate actions dd. August 29, 2006 (change of the share in the Charter Capital owned by Andrei Y. Belobokov, member of the Company's Management Board).
3. Information on corporate actions dd. August 3, 2006 (change of the share in the Charter Capital owned by Andrei Y. Belobokov, member of the Company's Management Board).

9/11

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

August 21, 2006

Uralsvyazinform performed the annual dividend payment on preference registered shares.

On August 21, 2006 OJSC Uralsvyazinform performed the annual dividend payment, according to the decision adopted by the Annual general shareholders meeting on 22 June, 2006 (Protocol of the Meeting dated June 29, 2006).

State registration number of the share issue, and the date of its state registration:
Preference registered shares 2-01-00175-A, dd. September *9, 2003*.

Total accounted dividend and dividend rate per a preference registered share:
RUR *219 563 074.83; RUR 0.02802.*

The form of dividend payment: **the dividend payment is made in monetary form in Russian Federation currency, both in cash and non-cash settlements.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

August 29, 2006

The change of the share in Company's Charter Capital owned by the member of the Company's collegiate executive body.

Name and position of the person owning the share in the Company's Charter Capital: Andrei Y. Belobokov, member of Uralsvyazinform's Management Board.

The share in Uralsvyazinform Charter Capital owned by Andrei Y. Belobokov before the change: **0.0002% of the Charter Capital, 0.0003% of the Common Stock.**

The share in Uralsvyazinform Charter Capital owned by Andrei Y. Belobokov after the change: **0.0010% of the Charter Capital, 0.0003% of the Common Stock.**

The date of change: **August 29, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

August 30, 2006

The change of the share in Company's Charter Capital owned by the member of the Company's collegiate executive body.

Name and position of the person owning the share in the Company's Charter Capital: Andrei Y. Belobokov, member of Uralsvyazinform's Management Board.

The share in Uralsvyazinform Charter Capital owned by Andrei Y. Belobokov before the change: **0.0010% of the Charter Capital, 0.0003% of the Common Stock.**

The share in Uralsvyazinform Charter Capital owned by Andrei Y. Belobokov after the change: **0.0005% of the Charter Capital, 0.00% of the Common Stock.**

The date of change: **August 30, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Our reference # 09.1-14/11260
Date 4/IX.2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.


SEC MAIL PROCESSING
RECEIVED
SEP 0 8 2006
WASH. D.C.
213
SECTION

Attention: Division of Corporation Finance

Subject: Materials provided to the shareholders in compliance with requirements of Federal Law "On Joint-Stock Companies" in connection with the Extraordinary General Meeting of Shareholders to be held on September 26, 2006.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the materials provided to the shareholders in compliance with requirements of Federal Law "On Joint-Stock Companies" in connection with the Extraordinary General Meeting of Shareholders to be held on September 26, 2006.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Date, place, and agenda of the Extraordinary Shareholders Meeting, validated by Uralsvyazinform's Board of Directors.
2. Draft Resolutions for the vote on the items of the agenda of the Extraordinary General Shareholders Meeting.
3. Information on availability of a written consent of the candidates nominated to the Board of Directors of OJSC Uralsvyazinform, to their election.
4. Details of Uralsvyazinform's Board of Directors candidates to be elected at the Extraordinary General Shareholders Meeting.
5. Excerpts from the protocols of the Board of Directors sessions regarding the Extraordinary General Meeting.



uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

August 2, 2006

On August 2, 2006 Uralsvyazinform's Board of Directors validated the place and the agenda of EGM to be held on September 26, 2006 on Krasnopresnenskaya Embankment 12, Moscow (World Trade Center, building 2, entrance 7). Extraordinary General Meeting begins at 11.00, Moscow time (registration begins at 9.00)

The Meeting will consider the following questions:

1. Early termination of the powers of the Board of Directors members.
2. Election of Board of Directors members.
3. Determination of the amount of remunerations of the Board of Directors members.

Since September 1, 2006 the information, subject to disclosure to shareholders under preparation for Extraordinary General Meeting, may be reviewed at company office (Ekaterinburg), regional offices, as well as at corporate web-site at www.uralsviazinform.com.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

DRAFT RESOLUTIONS

for the vote on the items of the agenda of
the Extraordinary General Shareholders Meeting of
OJSC 'Uralsvyazinform'
to take place on September 26, 2006

1. **Early termination of powers of the Company's Board of Directors.**

DRAFT RESOLUTION

Ahead of time to terminate the powers of the Board of Directors that was elected at the Annual General Shareholders Meeting on June 22, 2006.

2. **Election of the Board of Directors members.**

DRAFT RESOLUTION

To elect the members of the Board of Directors as below:

(11 candidates who receive the majority of votes are considered to be elected to the Board of Directors)

3. **Setting the amount of the annual remuneration paid to the Board of Directors members.**

DRAFT RESOLUTION

To set the annual remuneration paid to the Board of Directors members elected at the Extraordinary General Shareholders Meeting on September 26, 2006 in the amount equal to that defined for the Board of Directors members elected at the Annual General Shareholders Meeting on June 22, 2006. The said remuneration shall be paid to the Board of Directors members elected both at the annual and at the extraordinary general shareholders meetings proportionally to the actual period of their duty as the Board of Directors members.

INFORMATION
on availability of a written consent of the candidates nominated to the Board of Directors of OJSC 'Uralsvyazinform', to their election.
September 26, 2006

Candidates to the Board of Directors

Name of a candidate	Position	Availability of a written consent to his/her election
Stanislav P. Avdiyants	Executive Director – Director of Economic and Tariff Policy Department, OJSC 'Svyazinvest'	available
Boris D. Antonyuk	Deputy Minister for the Ministry of Information Technologies and Communications of the Russian Federation	available
Victor F. Basargin	Deputy Authorized Representative of the Russian Federation President within the Urals Federal District.	available
Mikhail V. Batmanov	Head of the Legal Department Section, OJSC 'Svyazinvest'	available
Igor V. Belikov	Director of Nonprofit Partnership 'Russian Institute of Directors'	available
Konstantin V. Belyaev	Deputy General Director of OJSC 'Svyazinvest'	available
Yuri A. Bilibin	Advisor of the General Director, OJSC 'Svyazinvest'	available
Vladislav V. Brylkov	First Deputy General Director for ZAO 'Lider' (pension assets management)	available
Anatoly A. Gavrilenko	General Director of ZAO 'Lider' (pension assets management)	available
Alla B. Grigorieva	Deputy Director of Corporate Governance Department – Head of a Section, OJSC 'Svyazinvest'	available
Vladimir V. Dudchenko	Moscow representative office of NCH Advisors, Inc. Operations Director	available
Evgeniy P. Yenin	Deputy Director of Nonprofit Partnership 'Russian Institute of Directors'	available
Andrei A. Kokin	Deputy General Director – Development Director for ZAO 'Lider' (pension assets management)	available
Sergey S. Konkov	Russian Federal Property Fund, Head of Federal Property Department	available
Olga G. Korolyova	Chief Accountant for OJSC Svyazinvest	available
Natalia V. Loginova	Deputy head of transport and communications section of commercial property sector management agency, Russian Federal Property Fund	available
Igor V. Mustyatsa	Head of equity market sector, ZAO 'Lider' (pension assets management)	available
Juliana Y. Sokolenko	Deputy Director of Information Support Department – Head of a Section, OJSC 'Svyazinvest'	available
Vladimir A. Statyin	General Director of Nonprofit Partnership 'Association for protection of interests of corporations and organizations shareholders'	available
Dmitry Y. Tushunov	Chief Economist for ZAO 'Lider' (pension assets management)	available
Anatoly Y. Ufimkin	General Director of OJSC Uralsvyazinform	available
Sergei V. Chernogorodsky	Director of Stock Capital Department, OJSC Svyazinvest	available
Evgeniy A. Chechelnitsky	Deputy General Director of OJSC 'Svyazinvest'	available

DETAILS
of Uralsvyazinform's Board of Directors candidates to be elected at the Extraordinary General Shareholders Meeting on September 26, 2006

Name	Year of Birth	Position	Nominated by
Stanislav P. Avdiyants	1946	Executive Director – Director of Economic and Tariff Policy Department, OJSC 'Svyazinvest'	OJSC Svyazinvest
Boris D. Antonyuk	1949	Deputy Minister for the Ministry of Information Technologies and Communications of the Russian Federation	OJSC Svyazinvest
Victor F. Basargin	1957	Deputy Authorized Representative of the Russian Federation President within the Urals Federal District.	Russian Federal Property Fund, the group of Uralsvyazinform individual shareholders
Mikhail V. Batmanov	1978	Head of the Legal Department Section, OJSC 'Svyazinvest'	OJSC Svyazinvest
Igor V. Belikov	1956	Director of Nonprofit Partnership 'Russian Institute of Directors'	The group of Uralsvyazinform individual shareholders
Konstantin V. Belyaev	1968	Deputy General Director of OJSC 'Svyazinvest'	OJSC Svyazinvest
Yuri A. Bilibin	1971	Advisor of the General Director, OJSC 'Svyazinvest'	OJSC Svyazinvest
Vladislav V. Brylkov	1970	First Deputy General Director for ZAO 'Lider' (pension assets management)	ZAO 'Lider'
Anatoly A. Gavrilenko	1972	General Director of ZAO 'Lider' (pension assets management)	ZAO 'Lider'
Alla B. Grigorieva	1967	Deputy Director of Corporate Governance Department – Head of a Section, OJSC 'Svyazinvest'	OJSC Svyazinvest
Vladimir V. Dudchenko	1973	Moscow representative office of NCH Advisors, Inc. Operations Director	The group of Uralsvyazinform institutional shareholders
Evgeniy P. Yenin	1958	Deputy Director of Nonprofit Partnership 'Russian Institute of Directors'	The group of Uralsvyazinform individual shareholders
Andrei A. Kokin	1970	Deputy General Director – Development Director for ZAO 'Lider' (pension assets management)	ZAO 'Lider'
Sergey S. Konkov	1967	Russian Federal Property Fund, Head of Federal Property Department	Russian Federal Property Fund
Olga G. Korolyova	1950	Chief Accountant for OJSC Svyazinvest	OJSC Svyazinvest
Natalia V. Loginova	1976	Deputy head of transport and communications section of commercial property sector management agency, Russian Federal Property Fund	Russian Federal Property Fund
Igor V. Mustyatsa	1962	Head of equity market sector, ZAO 'Lider' (pension assets management)	ZAO 'Lider'
Juliana Y. Sokolenko	1967	Deputy Director of Information Support Department – Head of a Section, OJSC 'Svyazinvest'	OJSC Svyazinvest
Vladimir A. Statyin	1959	General Director of Nonprofit Partnership 'Association for protection of interests of corporations and organizations shareholders'	The group of Uralsvyazinform individual shareholders, ZAO 'Lider'
Dmitry Y. Tushunov	1964	Chief Economist for ZAO 'Lider' (pension assets management)	ZAO 'Lider'
Anatoly Y. Ufimkin	1951	General Director of OJSC Uralsvyazinform	OJSC Svyazinvest, the group of Uralsvyazinform individual shareholders

Name	Year of Birth	Position	Nominated by
Sergei V. Chernogorodsky	1977	Director of Stock Capital Department, OJSC Svyazinvest	OJSC Svyazinvest
Evgeniy A. Chechelnitsky	1973	Deputy General Director of OJSC 'Svyaz-invest'	OJSC Svyazinvest

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors


SEC MAIL PROCESSING
RECEIVED
SEP 0 8 2006
WASH, D.C.
213
SECTION

EXCERPT
from the session protocol # 3

July 21, 2006
Ekaterinburg

AGENDA

1. Convening of the Extraordinary General Shareholders Meeting of OJSC Uralsvyazinform, determination of the form, and date of the meeting.

Having examined the request coming from OJSC "Investitsionnaya Companiya Svyazi" regarding the convening of the Extraordinary General Shareholders Meeting, and in accordance with the items 12.9.3, 12.9.45, 13.4 of the Company's Charter, and items 1.8, 3.1 of the Procedure of Holding General Shareholders Meeting of the Company, the Board of Directors has adopted the

RESOLUTION:

1. Upon the request of OJSC "Investitsionnaya Companiya Svyazi" that owns 16 608 946 183 common shares of OJSC Uralsvyazinform, the Uralsvyazinform Extraordinary General Shareholders Meeting shall be convened in the form of the simultaneous attendance of the shareholders for the discussion of items of the Agenda and adoption decisions on the items put to the vote; voting ballots shall be directed (handed in) to the shareholders in advance of the Extraordinary General Shareholders Meeting.

2. To determine the date of the meeting – September 26, 2006.

Chairman of the Board of Directors S.I. Kuznetsov

Corporate Secretary K.Kh. Chulakov

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors

EXCERPT
from the session protocol # 3

July 21, 2006
Ekaterinburg

AGENDA

2. Determination of the date of the record of shareholders entitled to participate in the Extraordinary General Shareholders Meeting.

Having considered the item of the Agenda and following the item 1, Article 54 of the Federal Law "On Joint-Stock Companies", and items 12.11.5, 13.4 of the Article 13 of the Company's Charter, and with regard to the proposals expressed, the Board of Directors has adopted the

RESOLUTION:

To determine the date of the record of shareholders entitled to participate in the Extraordinary General Shareholders Meeting of OJSC Uralsvyazinform – July 25, 2006.

Chairman of the Board of Directors S.I. Kuznetsov

Corporate Secretary K.Kh. Chulakov

Board of Directors

EXCERPT
from the session protocol # 4

August 2, 2006
Ekaterinburg

AGENDA

1. Determination of the date, time and place of the Extraordinary General Shareholders Meeting, the start time of the registration of persons participating in the meeting, postal addresses where the filled in voting papers shall be directed to, and the procedure of distribution of the information (materials) pertaining to the Extraordinary General Shareholders Meeting among the shareholders.

Following item 1, article 54 of the Federal Law "On Joint-Stock Companies" and item 13.4.5, article 13 of the Company's Charter the Board of Directors has adopted the

RESOLUTION:

1. To determine:
   - date and time of the Extraordinary General Shareholders Meeting – September 26, 2006, 11 p.m. Moscow time;
   - the start time of the registration of shareholders participating in the Extraordinary General Shareholders Meeting – 9.00 Moscow time;
   - place of the meeting and registration – Krasnopresnenskaya Embankment 12, Moscow (World Trade Center, building 2, entrance 7), Russia.
   - mail addresses where the filled in voting ballots shall be directed (ADR holders shall follow the instructions of the depository JP Morgan Chase Bank):

620014, 11 Moskovskaya str., Ekaterinburg, Russia
620110, 134 b Lunacharskogo str., Ekaterinburg, Russia
640000, 44 Gogolya str., Kurgan, Russia
614096, 68 Lenina str., Perm, Russia,
625000, 40 Respubliki str., building 1, Tyumen, Russia
454000, 161 Kirova str., Chelyabinsk, Russia
628011, 3 Kominterna str., Khanty-Mansiysk, Russia
629008, 2 Matrosova str., Salekhard, Russia
109004, 48 Nikoloyamskaya str., building 2, Moscow, Russia

2. The information (materials) pertaining to the Extraordinary General Shareholders Meeting shall be provided from September 1, 2006, from 8.30 a.m. to 5.30 p.m. at the following addresses:

620014, 11 Moskovskaya str., Ekaterinburg, Russia
620110, 134 b Lunacharskogo str., Ekaterinburg, Russia
640000, 44 Gogolya str., Kurgan, Russia
614096, 68 Lenina str., Perm, Russia,
625000, 40 Respubliki str., building 1, Tyumen, Russia
454000, 161 Kirova str., Chelyabinsk, Russia
628011, 3 Kominterna str., Khanty-Mansiysk, Russia
629008, 2 Matrosova str., Salekhard, Russia
109004, 48 Nikoloyamskaya str., building 2, Moscow, Russia,

as well as in subdivisions of the Company and at the web-sites of the Company: http://www.usi.ru/ (Russian) and www.uralsviazinform.com (in English).

Chairman of the Board of Directors S.I. Kuznetsov

Corporate Secretary K.Kh. Chulakov

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors

EXCERPT
from the session protocol # 4

August 2, 2006
Ekaterinburg

AGENDA

2. Agenda of OJSC Uralsvyazinform Extraordinary General Shareholders Meeting.

Having considered the request of OJSC "Investitsionnaya Companiya Svyazi" to convene the Extraordinary General Shareholders Meeting with the items of the Agenda proposed, following the item 1, article 54 of the Federal Law "On Joint-Stock Companies", item 13.4.4, article 13 of the Company's Charter, the Board of Directors has adopted the

RESOLUTION:
To approve the following Agenda of the Extraordinary General Shareholders Meeting that will take place on September 26, 2006:

1. Early termination of powers of the Company's Board of Directors.
2. Election of the Board of Directors members.
3. Setting the amount of the annual remuneration paid to the Board of Directors members.

Chairman of the Board of Directors S.I. Kuznetsov

Corporate Secretary K.Kh. Chulakov

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors

EXCERPT
from the session protocol # 4

August 2, 2006
Ekaterinburg

AGENDA

3. Notification procedure in connection with the Extraordinary General Shareholders Meeting of OJSC Uralsvyazinform.

Having considered the materials on the item of the Agenda, and following items 1, 2 article 52, item 1 article 54 of the Federal Law "On Joint-Stock Companies", item 13.4.5 article 13 of the Company's Charter, and with regard to the proposals outspoken, the Board of Directors has adopted the

RESOLUTION:

1. The notification of the Extraordinary General Shareholders Meeting shall be made public through a notice in "Rossyiskaya Gazeta", in all large-scale regional periodical editions, and the corporate web-site www.uralsviazinform.ru not later than August 6, 2006.
2. The notification shall be sent out to each person as indicated in the record list of those entitled to participate in the Extraordinary General Shareholders Meeting through the registered mail, or delivery by hand, not later than August 6, 2006.
3. Approve the text of the notification.

Chairman of the Board of Directors S.I. Kuznetsov

Corporate Secretary K.Kh. Chulakov

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors

EXCERPT
from the session protocol # 4

August 2, 2006
Ekaterinburg

AGENDA

1. Consideration of proposals of the shareholders concerning the nomination of candidates to Uralsvyazinform Board of Directors to be elected at the Extraordinary General Shareholders Meeting on September 26, 2006.

Having considered the item of the Agenda, with regard to the recommendations of the Board of Directors Corporate Governance Committee, the Board of Directors has adopted the

RESOLUTION:

1. To recognize the validity of the proposals put forth by OJSC 'Svyazinvest', by Uralsvyazinform individual shareholders, Russian Federal Property Fund, and ZAO 'Lider', and the group of Uralsvyazinform institutional shareholders 'Pruett Enterprises Limited', 'Lindsell Enterprises Limited', Reardon Enterprises Limited, Robur Fonder AB on the matter of nomination of candidates to the Board of Directors to be elected at the Extraordinary General Shareholders Meeting on September 26, 2006.
2. To put the following persons on the list of candidates for the election to the Board of Directors at the Extraordinary General Shareholders Meeting on September 26, 2006:

Stanislav P. Avdiyants	Executive Director – Director of Economic and Tariff Policy Department, OJSC 'Svyazinvest'
Boris D. Antonyuk	Deputy Minister for the Ministry of Information Technologies and Communications of the Russian Federation
Victor F. Basargin	Deputy Authorized Representative of the Russian Federation President within the Urals Federal District.
Mikhail V. Batmanov	Head of the Legal Department Section, OJSC 'Svyazinvest'
Igor V. Belikov	Director of Nonprofit Partnership 'Russian Institute of Directors'
Konstantin V. Belyaev	Deputy General Director of OJSC 'Svyazinvest'
Yuri A. Bilibin	Advisor of the General Director, OJSC 'Svyazinvest'
Vladislav V. Brylkov	First Deputy General Director for ZAO 'Lider' (pension assets management)
Anatoly A. Gavrilenko	General Director of ZAO 'Lider' (pension assets management)
Alla B. Grigorieva	Deputy Director of Corporate Governance Department – Head of a Section, OJSC 'Svyazinvest'
Vladimir V. Dudchenko	Moscow representative office of NCH Advisors, Inc. Operations Director
Evgeniy P. Yenin	Deputy Director of Nonprofit Partnership 'Russian Institute of Directors'
Andrei A. Kokin	Deputy General Director – Development Director for ZAO 'Lider' (pension assets management)
Sergey S. Konkov	Russian Federal Property Fund, Head of Federal Property Department
Olga G. Korolyova	Chief Accountant for OJSC Svyazinvest
Natalia V. Loginova	Deputy head of transport and communications section of commercial property sector management agency, Russian Federal Property Fund
Igor V. Mustyatsa	Head of equity market sector, ZAO 'Lider' (pension assets management)
Juliana Y. Sokolenko	Deputy Director of Information Support Department – Head of a Section, OJSC 'Svyazinvest'
Vladimir A. Statyin	General Director of Nonprofit Partnership 'Association for protection of interests of corporations and organizations shareholders'
Dmitry Y. Tushunov	Chief Economist for ZAO 'Lider' (pension assets management)
Anatoly Y. Ufimkin	General Director of OJSC Uralsvyazinform
Sergei V. Chernogorodsky	Director of Stock Capital Department, OJSC Svyazinvest
Evgeniy A. Chechelnitsky	Deputy General Director of OJSC 'Svyazinvest'

Chairman of the Board of Directors S.I. Kuznetsov

Corporate Secretary K.Kh. Chulakov

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors

EXCERPT
from the session protocol # 6

August 30, 2006
Moscow

AGENDA

2. Setting normative standards of the annual remuneration paid to the members of Uralsvyazinform Board of Directors.

Having considered the item of the Agenda and following the recommendations of the Board of Directors' Committee on Human Resources and Compensations the Board of Director has adopted the

RESOLUTION:

To recommend to the Extraordinary General Shareholders Meeting to be held on September 26, 2006 adoption of the following decision on the item 'Setting normative standards of the annual remuneration paid to the members of Uralsvyazinform Board of Directors':

"To set the annual remuneration paid to the Board of Directors members elected at the Extraordinary General Shareholders Meeting on September 26, 2006 in the amount equal to that defined for the Board of Directors members elected at the Annual General Shareholders Meeting on June 22, 2006. The said remuneration shall be paid to the Board of Directors members elected both at the annual and at the extraordinary general shareholders meetings proportionally to the actual period of their duty as the Board of Directors members."

Chairman of the Board of Directors S.I. Kuznetsov

Corporate secretary K.Kh. Chulakov

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors

EXCERPT
from the session protocol # 6

August 30, 2006
Moscow

AGENDA

3. The list of materials to be submitted to the shareholders prior to the Extraordinary General Shareholders Meeting, and the procedures of disclosure thereof.

Having considered the item of the Agenda, and with regard to the proposals outspoken, the Board of Directors has adopted the

RESOLUTION:

Approve the list of materials to be submitted prior to the Extraordinary General Shareholders Meeting to the persons entitled to take part in the Extraordinary General Shareholders Meeting to be held on September 26, 2006:

1. Details of the candidates to the Board of Directors.
2. Information on availability of a written consent of the candidates nominated to the Board of Directors of OJSC 'Uralsvyazinform' to their election.
3. Excerpts from the Protocols of the Board of Directors' sessions concerning the issues of Extraordinary General Shareholders Meeting preparation.
4. Draft resolutions of the Extraordinary General Shareholders Meeting.

Chairman of the Board of Directors S.I. Kuznetsov

Corporate secretary K.Kh. Chulakov

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors

EXCERPT
from the session protocol # 6

August 30, 2006
Moscow

AGENDA

4. Approval of the form and content of the voting ballots for the vote on the items of the Agenda of the Extraordinary General Shareholders Meeting to take place on September 26, 2006.

Having considered the materials on the item of the Agenda, and with regard to the proposals outspoken, the Board of Directors has adopted the

RESOLUTION

To approve the form and content of the voting ballots for the vote on the items of the Agenda of OJSC Uralsvyazinform Extraordinary General Shareholders Meeting to take place on September 26, 2006.

Chairman of the Board of Directors S.I. Kuznetsov

Corporate secretary K.Kh. Chulakov

uralsvyazinform

Open Joint Stock Company Uralsvyazinform

Board of Directors


SEC MAIL
RECEIVED
PROCESSING
SEP 0 8 2006
WASH, D.C.
213
SECTION

EXCERPT
from the session protocol # 6

August 30, 2006
Moscow

AGENDA

5. Nomination of the Extraordinary General Shareholders Meeting Chairman.

Having considered the item of the Agenda, the Board of Directors has adopted the

RESOLUTION:

To appoint the Uralsvyazinform General Director Anatoly Y. Ufimkin a Chairman of the Extraordinary General Shareholders Meeting to be held on September 26, 2006.

Chairman of the Board of Directors S.I. Kuznetsov

Corporate secretary K.Kh. Chulakov